UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2015

Commission File Number: 001- 37413

Concordia Healthcare Corp.

(Translation of registrant’s name into English)

277 Lakeshore Road East, Suite 302

Oakville, Ontario

L6J 1H9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On September 21, 2015, Concordia Healthcare Corp. issued a press release announcing an offering of common shares. In conjunction with this announcement Concordia Healthcare Corp. is filing the following exhibits:

Exhibit 99.1	Press release of Concordia Healthcare Corp. dated September 21, 2015.

Exhibit 99.2	Equity offering road show presentation, dated September 21, 2015.

Exhibit 99.3	Form of marketing term sheet, dated as of September 21, 2015.

Exhibit 99.4	Indenture, dated as of April 21, 2015, between Concordia Healthcare Corp., the Guarantors (as defined therein) and U.S. Bank National Association, as Trustee.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia Healthcare Corp.

By:	/s/ Mark Thompson
Name: Mark Thompson
Title: Chief Executive Officer

Date: September 21, 2015

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of Concordia Healthcare Corp. dated September 21, 2015.

99.2	Equity offering road show presentation, dated September 21, 2015.

99.3	Form of marketing term sheet, dated as of September 21, 2015.

99.4	Indenture, dated as of April 21, 2015, between Concordia Healthcare Corp., the Guarantors (as defined therein) and U.S. Bank National Association, as Trustee.